

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

December 30, 2009

By facsimile to (202) 828-5393 and U.S. Mail

Mr. Ram Mukunda
Chief Executive Officer and President
India Globalization Capital, Inc.
4336 Montgomery Avenue
Bethesda, MD 20814

Re: India Globalization Capital, Inc.
        Registration Statement on Form S-3
        Filed December 7, 2009
        File No. 333-163548

Dear Mr. Mukunda:

        We have limited our review of your filing to those issues that we have addressed in our comments. Where indicated, we think that you should revise your document in response to these comments. If you disagree, we will consider your explanation why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 4

1.   We note the statements "Such risks and uncertainties are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations." Since India Globalization Capital, Inc. is required to disclose all risk factors that it believes are material at this time, please delete the statements.

Selling Stockholders, page 5

2.   We note the cross reference to "Certain Relationships and Related Transactions" in the first paragraph. We are unable to locate that section in the registration statement. Please revise.

3.   Explain briefly how each selling stockholder received the securities being registered for resale.

4.   For a beneficial owner that is a legal entity, identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner. See Interpretation 140.02 in the Regulation S-K section of our "Compliance & Disclosure Interpretations" that is available on the Commission's website at http:// www.sec.gov.

5.   If a selling stockholder is a broker-dealer or an affiliate of a broker-dealer, tell us whether the selling stockholder acquired its securities as compensation for underwriting activities. Unless a broker-dealer acquired the securities as compensation for underwriting activities, India Globalization Capital, Inc. must identify the broker-dealer as an underwriter in the prospectus. Language such as "may be deemed to be" an underwriter is unacceptable if the selling stockholder is a broker-dealer.

6.   If a selling stockholder is a broker-dealer's affiliate, include disclosure that this broker-dealer's affiliate:

        • Purchased in the ordinary course of business the securities to be sold.

        • Had no agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of their purchase.

        If India Globalization Capital, Inc. is unable to make the representations noted above in the prospectus, India Globalization Capital, Inc. must state in the prospectus that the selling stockholder is an underwriter. Language such as "may be deemed to be" an underwriter is unacceptable if the selling stockholder is an affiliate of an underwriter that cannot make these representations.

7.   State any position, office, or other material relationship which each selling stockholder has had within the past three years with India Globalization Capital, Inc. or any of its predecessors or affiliates. See Item 507 of Regulation S-K.

Incorporation of Certain Information by Reference, page 7

8.   Include India Globalization Capital, Inc.'s Commission file number for filings made under the Exchange Act.

9.   Please revise to disclose that you will provide this information upon oral as well as written request. Please also note that if you send any of the information that is incorporated by reference in the prospectus to security holders, you also must send any exhibits that are specifically incorporated by reference in that information. Please refer to Item 12(c)(1)(ii) and (iv) and the Note to Item 12(c)(1) of Form S-3.

Undertakings, page 14

10.   Revise paragraph (a)(4) to include the undertaking required by Item 512(a)(5)(i) of Regulation S-K in its entirety, as applicable.

11.   The undertakings under paragraphs (b), and (e) appear inapplicable to this offering. Please revise or advise.

Signatures, page 16

12.   Please revise the first paragraph to remove the reference to a "Post-Effective Amendment No. 4 on Form S-3 to Form S-1."

Exhibit 5.1

13.   Counsel must consent also to being named in the registration statement. See Rule 436 of Regulation C under the Securities Act, and revise.

Closing

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us marked courtesy copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Also, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Craig E. Slivka, Special Counsel, at (202) 551-3729.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Stanley S. Jutkowitz, Esq.
       Seyfarth Shaw LLP
       975 F Street, N.W.
       Washington, DC 20004